April 24, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Lewis; Isaac Esquivel

Re:	SmartStop Self Storage REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2025
Form 8-K filed February 25, 2026
File No. 001-42584

Dear Gentlemen:

This letter is sent in response to your letter dated April 14, 2026, setting forth your comments to the review of the SmartStop Self Storage REIT, Inc.’s financial statements. We have reproduced your comments and included our responses below your comments.

Form 10-K for the fiscal year ended December 31, 2025

Notes to Consolidated Financial Statements

Note 6. Investments in Unconsolidated Real Estate Ventures, page F-31

1.
Please tell us your consideration of providing financial statements pursuant to Rule 3-09 of Regulation S-X and summarized financial information pursuant to Rule 4-08(g) of Regulation S-X and ASC 323-10-50-3c for your equity method investments in unconsolidated real estate ventures and managed REITs.

RESPONSE: In our consideration of providing financial statements or summarized financial information for our equity method investments in our unconsolidated real estate ventures and Managed REITs, we evaluated and performed the requisite calculations pursuant to Rule 3-09 of Regulation S-X (“Rule 3-09”) and Rule 4-08(g) of Regulation S-X (“Rule 4-08(g)”). With respect to the Investment Test and Income Test required by Rule 3-09, we determined that none of our equity method investments were in excess of the 20% thresholds. Therefore, separate financial statements of the equity method investees were not required. Similarly, with respect to the Investment Test, Asset Test and Income Test, in accordance with Rule 4-08(g), both individually and in the aggregate, we determined that we were not in excess of any of the 10% thresholds. Therefore, summarized financial information about our equity method investees was not required. The results of the Investment Test, Asset Test and Income Test (determined using the revenue criterion), as of and for the year ended December 31, 2025, as applicable, in the aggregate were approximately 6.9%, 5.4% and 3.3%, respectively.

We also considered the disclosure requirement in ASC 323-10-50-3c. In addition to the results from the Investment Test, Asset Test and Income Test discussed above, we determined that the results reported in our Consolidated Statement of Operations under the line-items of “Equity in losses from investments in unconsolidated real estate ventures” and “Equity in losses from investments in Managed REITs”, were not quantitatively material, either individually or in the aggregate relative

SmartStop Self Storage | 10 Terrace Road, Ladera Ranch, CA 92694 | 949.429.6600 | smartstop.com

to our Consolidated Statement of Operations. Further, the carrying amount of investments in our investees common equity within the scope of ASC 323 represented approximately 1.8% of our total assets as of December 31, 2025, which we did not consider quantitatively significant. We also considered qualitative factors associated with our equity method investments, including that generally in our other disclosures there is a minimal level of discussion of our equity method investments and their impact on our financial condition and results of operations, which is consistent with the above quantitative considerations. Similarly, there were no other qualitative factors to otherwise conclude that our equity method investments were material in relation to our financial position or results of operations. Therefore, we concluded that the presentation of summarized financial information was not required in our Form 10-K.

Form 8-K filed February 25, 2026

Exhibit 99.1

Outlook for Full Year 2026, page 14

2.
We note that you disclose full year 2026 guidance for non-GAAP measures, including Net operating income, Managed REIT EBITDA and Third-party platform adjusted EBITDA, without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a) and 102.10(b) of the Corporation Finance Interpretations (“CFIs”) for Non-GAAP Financial Measures.

RESPONSE: We acknowledge the Staff’s comment and confirm that in future filings, we will provide such reconciliations or, alternatively, if applicable, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K, as applicable.

If you have any questions, or require additional information or documents, please contact the undersigned.

Very truly yours,

SMARTSTOP SELF STORAGE REIT, INC.

By: /s/ James R. Barry

James R. Barry

Chief Financial Officer and Treasurer

Phone: (949) 542-4513 Direct

Email: jbarry@smartstop.com)

cc: H. Hirsch, Nelson Mullins Riley & Scarborough LLP

N. Look, General Counsel and Secretary, SmartStop Self Storage REIT, Inc.

Brent Horak, BDO USA, P.C.

SmartStop Self Storage | 10 Terrace Road, Ladera Ranch, CA 92694 | 949.429.6600 | smartstop.com